Exhibit 12.1

HARD ROCK HOTEL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Month Ended	Years Ended					Nine Months Ended
	December 31, 1999	November 30, 1998	November 30, 1999	December 31, 2000	December 31, 2001	December 31, 2002	September 30, 2002	September 30, 2003
	(in thousands)
Pre-tax earnings income (loss)	$(4,949)	$(3,656)	$(12,234)	$(947)	$2,816	$2,491	$7,132	$2,421
Fixed charges	1,560	11,665	16,950	17,003	15,360	13,412	10,048	12,138
Less: capitalized interest included in fixed charges	—	(793)	(2,264)	(31)	(15)	(12)	—	(36)
Total earnings available to cover fixed charges	$(2,934)	$7,216	$2,452	$16,025	$18,161	$15,891	$17,180	$14,523
Interest expense	$1,469	$10,093	$13,686	$15,980	$14,237	$12,472	$9,389	$11,512
Capitalized interest	—	793	2,264	31	15	12	—	36
Interest elements of rentals	21	103	26	152	159	191	106	128
Loan fee amortization	70	676	974	840	949	737	553	462
Total fixed charges	$1,560	$11,665	$16,950	$17,003	$15,360	$13,412	$10,048	$12,138
Ratio of earnings to fixed charges or (deficiency of earnings to fixed charges)	$(4,494)	$(4,449)	$(14,498)	$(978)	1.18:1.00	1.18:1.00	1.71:1.00	$(36)